October 10, 2019

Mara Ransom
Chief Accountant
Office of Trade & Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	OneWater Marine Inc.
Supplemental Response
Submitted October 3, 2019
Registration Statement on Form S-1
File No. 333-232639

Ladies and Gentlemen:

Set forth below are the responses of OneWater Marine Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 8, 2019, with respect to our Supplemental Response to Registration Statement on Form S-1, File No. 333-232639 (the “Registration Statement”), submitted to the Commission on October 3, 2019.

Attached hereto as Annex A, we are enclosing a proposed marked copy of those pages of the Registration Statement that will be affected by, among other things, our responses to the comments received from the Staff (the “Supplemental Response”). We expect that these marked changes will be incorporated into a future amendment to the Registration Statement. For convenience, we will hand deliver three full copies of the Supplemental Response to the Staff.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Supplemental Response unless otherwise specified.

Correspondence submitted October 3, 2019 in connection with Registration Statement on Form S-1

Dilution, Page 56

1.
Please tell us how you computed net tangible book value and net tangible book value per share as of June 30, 2019, after giving pro forma effect to the transactions described under “Corporate Reorganization.” Reconcile the amounts used in your calculation to the pro forma balance sheet as of June 30, 2019 and explain why your calculation appropriately considers the Redeemable Preferred interest in subsidiary.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we computed net tangible book value as of June 30, 2019, after giving pro forma effect to the transactions described under “Corporate Reorganization,” by subtracting goodwill ($106.1 million), identifiable intangible assets ($57.6 million) and total liabilities ($343.6 million) from total assets ($514.6 million), with each as shown on our unaudited pro forma consolidated balance sheet as of June 30, 2019 under the column “Historical as Adjusted for the Reorganization Adjustments.” We calculated net tangible book value per share for the same period by dividing such net tangible book value as of June 30, 2019, after giving pro forma effect to the transactions described under “Corporate Reorganization,” by the total number of outstanding shares of common stock immediately prior to the closing of the offering including giving effect to our corporate reorganization (5,314,048).  Additionally, we do not believe the Redeemable Preferred interest in our subsidiary should be included in our calculation of net tangible book value as it is temporary equity and not otherwise required to be classified as a liability. However, to clarify our calculations to investors, we have revised the Supplemental Response to clarify that we do not adjust net tangible book value for the Redeemable Preferred interest in our subsidiary because such Redeemable Preferred interest is classified as temporary equity on our consolidated balance sheet. Therefore, both net tangible book value and net tangible book value per share do not further reflect adjustment for the Redeemable Preferred interest in our subsidiary. Please see page 56 in the Supplemental Response.

2.
Reference is made to your response to comment 6 in our letter dated July 30, 2019 that you will reconcile the total consideration paid by legacy owners with the pro forma consolidated balance sheet in a future filing so that the figures are consistent. It appears that the amounts still do not reconcile; therefore we reissue our comment. In that regard, reference is made to the second table on page 56. Please tell us how you determined total consideration paid by legacy owners. Please also explain how to reconcile total consideration to the unaudited pro forma consolidated balance sheet as of June 30, 2019 on page 60.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we determined total consideration paid by the Legacy Owners by subtracting the proceeds of the offering ($60.0 million) from total members’ equity/stockholders’ equity after the effects of the Reorganization and the offering ($139.4 million).  We have revised the Supplemental Response to adjust the total consideration paid by Legacy Owners to reconcile with total members’ equity/stockholders’ equity presented in our pro forma consolidated balance sheet. Please see page 56 in the Supplemental Response.

Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2019, page 60

3.
Please provide us with the journal entries for adjustments (2) - (7). Please also explain why adjustment (6) is impacting the offering adjustments column. Finally, revise to add footnote (2) to the equity account impacted.

RESPONSE: We acknowledge the Staff’s comment and have included the journal entries for adjustments (2) to (7) as Annex B. Furthermore, adjustment (6) impacts the offering adjustments column by aligning the non-controlling interests with the non-controlling interest’s ownership percentage. In response to the Staff’s comment, we have revised the Supplemental Response to add footnote (2) to the equity accounts impacted. Please see page 60 in the Supplemental Response.

Unaudited Pro Forma Consolidated Statements of Operations For the Nine Months Ended June 30, 2019, page 62

4.
Please tell us how you computed the income tax adjustments in the offering adjustment columns in the unaudited pro forma consolidated statements of operations for the nine months ended June 30, 2019 and year ended September 30, 2019. Explain why the adjustment is so large in comparison to the interest expense adjustment.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we computed the income tax adjustments in the offering adjustments columns in the unaudited pro forma consolidated statements of operations for the nine months ended June 30, 2019 and year ended September 30, 2019 by subtracting the non-controlling interests from pre-tax income and multiplying such figure by the tax rate of 24.7%. We also note that a typographical error in the calculations underlying such figures caused the adjustment to be so large in comparison to the interest expense adjustment. We have revised the Supplemental Response to address this typographical error and clarify that the share of net taxable income of OneWater LLC allocable to non-controlling interests will not be subject to U.S. federal income taxes at the OneWater Inc. entity level. Please see pages 19, 57, 62, 63 and 64 in the Supplemental Response.

5.
We note your disclosure in pro forma adjustment (2) that the effective tax rate is 24.7%. Based on the pro forma income tax expense as adjusted for the reorganization and the pro forma income tax expense as adjusted for the offering for the nine months ended June 30, 2019, the effective tax rate appears to be 21.3%. Please revise or advise. Further, we note that the 21.3% effective tax rate presented in the unaudited pro forma consolidated statements of operations for the nine months ended June 30, 2019 differs from the 24.7% effective tax rate used in pro forma adjustment (8) on page 65. Please revise or advise. Please note that this comment is also applicable to your unaudited pro forma consolidated statements of operations for the year ended September 30, 2018.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that the effective tax rate in pro forma adjustment (2) and pro forma adjustment (8) on page 65 are both correctly identified as 24.7%. We have revised the Supplemental Response to clarify that the share of net taxable income of OneWater LLC allocable to non-controlling interests will not be subject to U.S. federal income taxes at the OneWater Inc. entity level, which previously may have appeared to result in a discrepancy between the effective tax rate and the associated pro forma income tax expense. We have also revised the Supplemental Response to address the typographical error identified in our response to Comment 4 above. Please see page 64 in the Supplemental Response.

6.
Please tell us why pro forma diluted net income per Class A common stock as disclosed on the face of the unaudited pro forma consolidated statements of operations differs from what is disclosed in Note (8). In regard to the amounts in Note (8), explain why pro forma basic and diluted net income per Class A common stock should be different.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that the pro forma diluted net income per Class A common stock as disclosed on the face of our unaudited pro forma consolidated statements of operations does not reflect the exchange of any OneWater LLC Units (and the corresponding cancellation of the outstanding shares of Class B common stock) for Class A common stock, whereas the pro forma data presented in Note (8) to our unaudited pro forma consolidated statements of operations, which provides supplemental information to investors, does reflect the exchange of all OneWater LLC Units for Class A common stock. Additionally, adjusted pro forma income taxes presented in Note (8) reflects the implied provision for income taxes assuming such exchange of all OneWater LLC Units for Class A common stock and is different from the pro forma income tax expense presented on the face of the unaudited pro forma consolidated statement of operations. Therefore, the pro forma net income per Class A common stock  reflected in Note (8) should be different from the face of our unaudited pro forma consolidated statement of operations.

We supplementally advise the Staff that our basic and diluted pro forma income per Class A common stock presented on the face to our unaudited pro forma consolidated statements of operations is the same because we do not have any additional equity awards or other convertible instruments that should be included in the diluted calculation.

In response to the Staff’s comment, we have revised the Supplemental Response to include additional disclosure regarding the calculation of pro forma diluted net income per Class A common stock in Note (8) to our unaudited pro forma consolidated statements of operations. Please see page 65 in the Supplemental Response.

7.
Please tell us why the One Water LLC Historical column does not reflect Redeemable Preferred interest, dividend and accretion as well as One Water LLC preferred distributions in order to calculate net income attributable to common interest holders. We have the same question for the One Water Marine Holdings, LLC and Subsidiaries Condensed Consolidated Statements of Operations presented on page F-3 of Amendment No. 2 to Form S-1 filed on September 23, 2019.

RESPONSE: We acknowledge the Staff’s comment and have revised the Supplemental Response to reflect the Redeemable Preferred interest, dividend and accretion and the OneWater LLC preferred distribution in the calculation of net income attributable to common interest holders. Such line items were inappropriately excluded from our Condensed Consolidated Statements of Operations and from the calculation of earnings per unit attributable to common interest holders for the nine months ended June 30, 2019. The Unaudited Condensed Consolidated Statement of Operations has been adjusted to correct the calculation as follows:

For the nine months ended June 30, 2019	Previously Reported	Adjustment	As Adjusted

Net income (loss attributable to OneWater Marine Holdings, LLC)		$30,923,040	$30,923,040

Redeemable preferred interest, dividends, and accretion		6,795,111	6,795,111
One Water LLC preferred distribution		125,664	125,664
Net income (loss) attributable to common interest holders	$30,923,040	(6,920,775)	24,002,265
Earnings (loss) per unit attributable to common interest holders:
Basic	$406.50	$(90.98)	$315.52
Diluted	$299.75	$(67.09)	$232.66

We have adjusted our unaudited pro forma consolidated statements of operations and our Unaudited Condensed Consolidated Statements of Operations for the nine months ended June 30, 2019 to correct this calculation. Please see pages 62 and F-3 in the Supplemental Response.

In accordance with accounting guidance found in ASC 250-10 (Staff Accounting Bulletin No. 99, Materiality), we assessed the materiality of the omission and concluded that this omission was not material to our Unaudited Condensed Consolidated Financial Statements as of and for the nine months ended June 30, 2019. Please see page F-8 in the Supplemental Response.

One Water Marine Holdings, LLC and Subsidiaries Consolidated Financial Statements Unaudited Pro Forma Net Loss Per Unit Attributable to Common Interest Holders, page F-28

8.
Please tell us how you computed 2,276 additional shares of common stock would be required to be issued to generate sufficient proceeds to fund the cash payment of 2018 dividends in excess of 2018 net income.

RESPONSE: We acknowledge the Staff’s comment and have revised the Supplemental Response to clarify that the 2,276 shares of common stock do not reflect the steps that we expect to undertake in connection with the Reorganization and the offering. Following the Reorganization, we expect such 2,276 shares of common stock to represent 106,949 shares of common stock. Please see page F-28 in the Supplemental Response.

General

9.
We note that the proposed disclosure you have provided does not reflect updated executive compensation disclosure to reflect information for your recently completed fiscal year ending September 30, 2019. Please confirm your intent to update this information or tell us why you do not believe this is necessary. Refer to response 217.11 under our Compliance and Disclosure Interpretations relating to Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment and undertake to include updated executive compensation disclosure to reflect information for our recently completed fiscal year ending September 30, 2019 in a future amendment to the Registration Statement.

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Should you have any questions with respect to the foregoing or if any additional supplemental information is required, please contact David P. Oelman or James R. Brown, each of Vinson & Elkins L.L.P., at (713) 758-3708 and (713) 758-2495, respectively.

Very truly yours,

ONEWATER MARINE INC.

By:	/s/ Austin Singleton
Name:	Austin Singleton
Title:	Chief Executive Officer

Enclosures

cc:	Anthony Aisquith, Chief Operating Officer, OneWater Marine Inc.
Jack Ezzell, Chief Financial Officer, OneWater Marine Inc.
David P. Oelman, Vinson & Elkins L.L.P.
James R. Brown, Vinson & Elkins L.L.P.
Daniel J. Bursky, Fried, Frank, Harris, Shriver & Jacobson LLP
Andrew B. Barkan, Fried, Frank, Harris, Shriver & Jacobson LLP